EXHIBIT 99.2

350, 850 Dunsmuir Street
Vancouver, BC V6C 1N5
Telephone: 604 688 7377
www.lincolngold.com

April 4, 2008	OTCBB: LGCPF

LINCOLN GOLD CORPORATION (Canada)
Announces New Trading Symbol on OTCBB

LINCOLN GOLD CORPORATION (Canada) (OTCBB: LGCPF) announces that with the recent continuation to CBCA (Canada Business Corporations Act) from Nevada, FINRA (The Financial Industry Regulatory Authority) has assigned Lincoln Gold Corporation a new trading symbol on the Over The Counter Bulletin Board (OTCBB) – LGCPF. The ‘F’ denotes Lincoln Gold as a non-US Corporation.

The Company will commence trading under its new symbol effective at the opening on Friday, April 4, 2008

Trading Date: April 4, 2008
New Symbol: LGCPF

LINCOLN GOLD CORP.

“Paul F. Saxton”

President and CEO

For more information contact:
Investor Relations: 604-688-7377
www.lincolngold.com

This Press Release may contain, in addition, to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein. Readers are cautioned not to place undue reliance on the forward-looking statements made in this Press Release.